Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION OF

OCEAN POWER TECHNOLOGIES, INC.

Ocean Power Technologies, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "DGCL") does hereby certify:

1. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 27, 2007.

2. Upon the filing and effectiveness pursuant to the DGCL of this Certificate of Amendment of Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware, each ten shares of the Corporation's common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time (as hereinafter defined) and each Treasury share (the "Old Shares") shall automatically, without further action on the part of the Corporation or its stockholders, be combined into and become one (1) validly issued, fully paid and non-assessable share of common stock of the Corporation, subject to the treatment of fractional shares as discussed below (the "Reverse Stock Split"). The Corporation shall not issue any fractional shares in connection with the Reverse Stock Split. Holders of Old Shares who would otherwise be entitled to receive a fraction of a share on account of the Reverse Stock Split shall receive, upon surrender of the stock certificates formerly representing the Old Shares, in lieu of such fractional share, an amount in cash equal to the product of (i) the average closing sale price per share of the common stock as reported by The NASDAQ Stock Market for the five (5) trading days immediately preceding the Effective Date (as hereinafter defined), and (ii) the number of Old Shares held by such holder that would otherwise have been exchanged for such fractional shares.

3. Upon the Effective Time, the first sentence of Article Fourth of the Corporation's Certificate of Incorporation is hereby stricken and replaced with the following:

> "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 55,000,000 shares, consisting of (i) 50,000,000 shares of Common Stock, $0.001 par value per share ("Common Stock"), and (ii) 5,000,000 shares of Preferred Stock, $0.001 par value per share ("Preferred Stock")."

4. This Certificate of Amendment of Certificate of Incorporation shall become effective as of October 28, 2015 (the "Effective Date") at 5 p.m. EST (the "Effective Time").

5. This Certificate of Amendment of Certificate of Incorporation was duly adopted in accordance with the provisions of Sections 242 of the DGCL. The Board of Directors of the Corporation duly adopted resolutions setting forth and declaring advisable this Certificate of Amendment of Certificate of Incorporation and directed that such amendment be considered by the stockholders of the Corporation. An annual meeting of stockholders was duly called upon notice in accordance with Section 222 of the DGCL and held on October 22, 2015, at which meeting the required number of shares were voted in favor of such amendment. The stockholders of the Corporation duly adopted the Certificate of Amendment of Certificate of Incorporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Incorporation to be signed by its duly authorized officer on October 27, 2015.

OCEAN POWER TECHNOLOGIES, INC.

By: /s/ Mark A. Featherstone

Mark A. Featherstone, Chief Financial Officer